Exhibit 99.1

INTERIM FINANCIAL REPORT

HALF-YEAR ENDED

30 JUNE 2018

ABN 76 112 202 883

DIRECTORS’ REPORT

Your Directors submit the financial report of Sundance Energy Australia Limited (the “Company” or “the consolidated group”) for the half‐year ended 30 June 2018.

Directors

The names of each person who has been a Director during the half‐year and to the date of this report are:

Michael D. Hannell – Non‐Executive Chairman

Eric P. McCrady – Managing Director and CEO

Damien A. Hannes – Non‐Executive Director

Neville W. Martin – Non–Executive Director

Weldon Holcombe – Non‐Executive Director

Company Secretary

Damien Connor has been the Company Secretary during the half‐year and to the date of this report.

Corporate Updates

On 23 April 2018, the Company acquired from Pioneer Natural Resources USA, Inc., Reliance Industries and Newpek, LLC approximately 21,900 net acres in the Eagle Ford in McMullen, Live Oak, Atascosa and La Salle counties, Texas, for a cash purchase price of $215.8 million, after effective date to closing date adjustments estimated at $5.8 million.  The acquisition included working interests in 132 gross (98.0 net) wells producing approximately 1,700 Boe/d.  The acquisition furthered the Company’s strategy of aggregating assets in the Eagle Ford and increased the Company’s drilling inventory.

The Company funded the acquisition with a portion of the proceeds from its $260.0 million capital raise in March and April 2018 (including the impact of derivative instruments).  Contemporaneous with the closing of its Eagle Ford acquisition, the Company entered into a  $250.0 million syndicated second lien term loan with Morgan Stanley Energy Capital, as administrative agent, (the “Term Loan”), and a syndicated revolver with Natixis, New York Branch, as administrative agent, (the “Revolving Facility”), with a $250.0 million face and initial availability of $87.5 million.  The proceeds of the refinanced debt facilities were used to retire the Company’s previous credit facilities of $192.0 million, repay the remaining outstanding production prepayment of $11.8 million and pay deferred financing fees of $16.7 million, with the balance available for the Company’s working capital needs.

Review of Operations

Revenues and Production.  The following table provides the components of our revenues for the six months ended 30 June 2018 and 2017, as well as each period’s respective sales volumes:

	Six months ended June 30,		Change in	Change as
	2018	2017	$	%
Revenue (US$'000)
Oil Sales	42,986	37,505	5,481	14.6
Natural gas sales	5,217	4,152	1,065	25.7
Natural gas liquids (NGL) sales	4,562	2,803	1,759	62.8
Product revenue	52,765	44,460	8,305	18.7

	Six months ended June 30,		Change in	Change as
	2018	2017	Volume	%
Net sales volumes:
Oil (Bbls)	745,774	772,381	(26,607)	(3.4)
Natural gas (Mcf)	2,126,674	1,661,993	464,681	28.0
NGL (Bbls)	198,019	151,288	46,731	30.9
Oil equivalent (Boe)	1,298,239	1,200,668	97,571	8.1
Average daily sales production (Boe/d)	7,173	6,634	539	8.1

Barrel of oil equivalent (Boe) and average net daily production (Boe/d). Sales volume increased by 97,571 Boe (8.1%) to 1,298,239 Boe (7,173 Boe/d) for the six months ended 30 June 2018 compared to 1,200,668 Boe  (6,634 Boe/d) for the same period in prior year primarily due to production from the Company’s newly acquired Eagle Ford wells (116,107 Boe or 641 Boe/d) beginning 23 April 2018, partially offset by no longer having production from Oklahoma properties disposed of in the first half of 2017 (77,952 Boe or 431 Boe/d).  In addition, the Company had initial production from 3 gross (3.0 net wells) in June 2018.  As at 30 June 2018, the Company was in the process of drilling 4 gross (4.0 net) wells and had 5 gross (5.0 net) wells waiting on completion.  As of the date of this report, the 9 gross (9.0 net) wells in progress at 30 June 2018 have had initial production.

Our sales volume is oil‐weighted, with oil representing 57% and 64% of total sales volume for the six‐months ended 30 June 2018 and 2017, respectively.  Oil production as a percentage of sales during the first half of 2018 was temporarily reduced due to certain oilier wells being shut-in for installation of artificial lift and to facilitate the completion of offset wells.

Oil sales. Oil sales increased by $5.5 million (14.6%) to $43.0 million for the six‐months ended 30 June 2018  from $37.5 million for the same period in prior year. The increase in oil revenues was the result of higher product pricing ($6.8 million), partially offset by lower production volumes ($1.3 million). Oil production volumes decreased 26,607 Bbls (3.4%) to 745,774 Bbls for the six months ended 30 June 2018 compared to 772,381 Bbls for the same period in prior year. The average realised price on the sale of oil increased by 18.7% to $57.64 per Bbl for the six months ended 30 June 2018 from $48.56 per Bbl for the same period in prior year.  The average realized price per Bbl was negatively impacted by a fixed delivery contract which ended in June 2018 (approximately $8.97 per Bbl).  Exclusive of the fixed delivery contract, the realized price on the sale of oil would have been $66.61 per Bbl for the six months ended 30 June 2018.

Natural gas sales. Natural gas sales increased by $1.1 million (25.7%) to $5.2 million for the six months ended 30 June 2018 from $4.2 million for the same period in prior year. The increase in natural gas revenues was the result of increased production volumes ($1.2 million), partially offset by lower product pricing ($0.1 million). Natural gas production volumes increased 464,681 Mcf (28.0%) to 2,126,647 Mcf for the six months ended 30 June 2018 compared to 1,661,993 Mcf for the same period in prior year. The average realised price on the sale of natural gas decreased by 2.0% to $2.45 per Mcf for the six months ended 30 June 2018 from $2.50 per Mcf for the same period in prior year.

NGL sales. NGL sales increased by $1.8 million (62.8%) to $4.6 million for the six months ended 30 June 2018 from $2.8 million for the same period in prior year. The increase in NGL revenues was the result of increased production volumes ($0.9 million) as well as higher product pricing ($0.9 million). NGL production volumes increased 46,731 Bbls (30.9%) to 198,019 Bbls for the six months ended 30 June 2018 compared to 151,288 Bbls for the same period in prior year. The average realised price on the sale of NGL increased by 24.4  % to $23.04 per Bbl for the six months ended 30 June 2018 from $18.52 per Bbl for the same period in prior year.

	Six months ended June 30,		Change in	Change as
Selected per Boe metrics (US$)	2018	2017	$	%

Total oil, natural gas, NGL revenue	40.64	37.03	3.61	9.7
Lease operating expense (1)	(10.53)	(6.27)	(4.26)	67.9
Workover expense (1)	(1.94)	(2.42)	0.48	(19.8)
Production tax expense	(2.88)	(2.37)	(0.51)	21.5
Depreciation, depletion and amortisation expense	(20.96)	(23.67)	2.71	(11.4)
General and administrative expense	(15.45)	(7.51)	(7.94)	105.7
Total operating costs	(51.76)	(42.24)	(9.52)	22.5
Net operating revenue (costs)	(11.12)	(5.21)	(5.91)	113.4

(1)	Lease operating expense and workover expense are included together in lease operating and workover expenses on the condensed consolidated statement of loss and other comprehensive loss.

Lease operating expenses (“LOE”). LOE increased by $6.1 million (81.4%) to $13.7 million for the six‐months ended 30 June 2018 from $7.5 million for the same period in prior year and increased $4.26 per Boe (67.9%) to $10.53 per Boe from $6.27 per Boe. The increase in LOE was partially due to higher gathering costs under the midstream agreements associated with the Company’s acquired properties.  Under the IFRS revenue recognition standards (adopted by the Company in 2018), these costs are classified as LOE.

Workover expense. Workover expenses decreased by $0.4 million (13.3%) to $2.5 million for the six months ended 30 June 2018 from $2.9 million for the same period in prior year. Workover expense in 2018 was primarily related to procedures performed to increase recovery from certain on Company’s legacy assets and on the recently acquired wells.

Production taxes. Production taxes increased by $0.9 million (31.2%) to $3.7 million for the six months ended 30 June 2018 due to higher revenue, but increased as a percentage of revenue (7.1%  compared to 6.4% in the prior period.) The increase in the percentage of revenue was primarily due the change in production mix (oil is taxed at a lower statutory severance tax rate than natural gas) and a minor increase in ad valorem tax.

Depreciation, depletion and amortisation expense (“DD&A”). DD&A decreased by $1.2 million (4.2%) to $27.2 million for the six months ended 30 June 2018 from $28.4 million for the same period in prior year. DD&A was lower in 2018 primarily due to the Company’s Dimmit County assets being classified as held for sale and therefore no DD&A was recorded related to these assets during the six months ended 30 June 2018, but were recorded in the same comparable period in 2017.

General and administrative expenses (“G&A”). G&A expenses increased by $11.0 million (122.4%) to $20.1 million for the six months ended 30 June 2018 from $9.0 million for the same period in prior year. G&A for the six months ended 30 June 2018 included transaction-related costs related to the Company’s Eagle Ford acquisition totaling $12.4 million, or $9.53 per Boe.  G&A, excluding transaction costs, decreased as compared to the same period in prior year due to lower professional fees ($1.8 million) offset by higher employee salaries and salary-related expenses ($0.9 million).

Finance costs. Finance costs, net of amounts capitalised to exploration and development, increased by $4.8 million (80.3%) to $10.8 million for the six‐months ended 30 June 2018 as compared to $6.0 million in the same period in prior year. The increase in finance costs during the six months ended 30 June 2018 was primarily driven by an increase in the amount of average outstanding debt during the period as well as a higher effective interest rate on the Term Loan.  In addition, the Company had a revenue advance outstanding from its then oil purchaser with a balance of $18.2 million as of 1 January 2018.  The revenue advance was repaid through delivery of the Company’s oil production, and was repaid in full in April 2018 upon completion of the Company’ s refinance.  The Company incurred $0.4 million of interest expense related to the revenue advance during the six months ended 30 June 2018.  Finance costs during the six months ended 30 June 2018 also included an unrealized loss on the Company’s interest rate swap of $0.4 million.

The weighted average interest rate on the Company’s outstanding debt at 30 June 2018 was 10.34% compared to 6.75% at the comparable prior year date.

Loss on debt extinguishment. The Company recognized a loss of $2.4 million during the six months ended 30 June 2018 related to the write-off of deferred financing costs on its previous credit facilities.

(Loss) gain on commodity derivative financial instruments. The Company recognized a net loss on derivative financial instruments during the six months ended 30 June 2018 consisting of $19.3 million of unrealised losses on commodity derivative contracts and $3.9 million of realised losses on commodity derivative contracts. The unrealised loss represents the change in the fair value of the Company’s net derivative position primarily due to the increase in commodity prices since 31 December 2017.

Gain on foreign currency derivative financial instruments. The Company realised a gain of $6.8 million during the six months ended 30 June 2018 related to derivative contracts put into place to protect the capital commitments made by investors as part of the Company’s equity raise from changes in the AUD to USD exchange rate during the period from launch of equity raise to receipt of funds.

Income tax expense.  The Company recognized income tax expense of $7.6 million during the six months ended 30 June 2018 primarily due to an Internal Revenue Code (“IRC”) §382 limitation on the ability to use existing U.S. net operating losses to offset future U.S. taxable income.  The IRC §382 limitation was triggered due to a greater than 50% ownership change resulting from the capital raise in 2018.

Adjusted EBITDAX. The Company uses both IFRS and certain non‐IFRS measures to assess its performance. Management believes Adjusted EBITDAX is useful because it allows it to more effectively evaluate the Company’s operating performance, identify operating trends and compare the results of operations from period to period without regard to financing policies and capital structure. Management excludes the items listed below from profit attributable to owners of Sundance in arriving at Adjusted EBITDAX, because these amounts can vary substantially from company to company within our industry, depending upon accounting policies and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDAX should not be considered as an alternative to, or more meaningful than, net income or cash flows from operating activities as determined in accordance with IFRS, as issued by the IASB, or as an indicator of the Company’s operating performance or liquidity.

Adjusted EBITDAX is defined as earnings before interest expense, income taxes, depreciation, depletion and amortisation, property impairments, gain/(loss) on sale of non‐current assets, exploration expense, share‐based compensation, restructuring charges, gains and losses on commodity hedging, net of settlements of commodity hedging and certain other non‐cash or non‐recurring income/expense items. For the six‐months ended 30 June 2018, adjusted EBITDAX was $21.5 million compared to $22.5 million from the same period in prior year.

The following table presents a reconciliation of the loss attributable to owners of Sundance to Adjusted EBITDAX:

	Six months ended June 30,
(In US$'000s)	2018	2017

Reconciliation to Adjusted EBITDAX
Loss attributed to members	(73,593)	(5,744)
Income tax expense	7,610	1,094
Finance costs, net of amounts capitalised and interest received	10,780	5,979
Loss on debt extinguishment	2,428	—
Loss (gain) on commodity derivative financial instruments	23,180	(10,818)
Settlement of commodity derivative financial instruments	(3,894)	(464)
Depreciation, depletion and amortisation expense	27,214	28,415
Impairment of non-current assets	21,893	29
Share-based compensation, value of services	186	1,060
Transaction-related costs included in G&A	12,377	—
Loss on sale of non-current assets	18	1,278
Gain on foreign currency derivatives	(6,838)	—
Other items of expense, net (1)	130	1,720
Adjusted EBITDAX	21,491	22,549

(1) Other items of expense, net for the period ended 30 June 2017 included $1.0 million expense related legal settlement with the buyer from a sale of the Company’s North Dakota properties in 2013, $0.6 million related to a deposit for which collectability was uncertain and $0.1 million of restructuring related costs.

Development

The Company’s development activities during the first half of 2018 totaled $44.3 million, primarily related to drilling costs for 12 gross (12.0 net) operated wells, and completion costs for 3 gross (3.0 net) wells.  Each of the wells completed during the period had initial production in June 2018.  As at 30 June 2018, the Company was in the process of drilling 4 gross (4.0 net) wells, with 5 gross (5.0 net) Sundance-operated wells waiting on completion.  As of the date of this report, the 9 gross (9.0 net) wells in progress at 30 June 2018 have had initial production.

The 3.0 net wells with initial production in June 2018 and 2.0 net wells waiting on completion at 30 June 2018 were located on the Company’s legacy acreage.  The remaining wells are located on the newly acquired acreage.

Exploration

During the six months ended 30 June 2018, the Company’s exploration expenditures totaled $6.4 million, primarily for seismic data for the newly acquired Eagle Ford assets.

Financial Position and Liquidity

As at 30 June 2018, the Company had $6.3 million of cash and equivalents.  The Company had $250 million outstanding on its Term Loan and $12.0 million of letters of credit outstanding on its Revolving Facility, leaving available borrowing capacity of $75.5 million under the Revolving Facility.  Subsequent to 30 June 2018, the Company drew down $20 million on the Revolving Facility. The Company’s credit facility covenants include maintaining a minimum Current Ratio of 1.0, a maximum Revolver Debt to EBITDA ratio of 4.0, a minimum interest coverage ratio of 2.0 and a minimum asset coverage ratio (PV9 of proved reserves to total debt) of at least 1.5. The Company was in compliance with its  covenants as at 30 June 2018.

Following is a summary of the Company’s open oil and natural gas derivative contracts at 30 June 2018:

	Oil Contracts (Weighted Average)(1)			Natural Gas Contracts (Weighted Average)(1)
Contract Year	Units (Bbl)	Floor (2)	Ceiling (2)	Units (Mmbtu)	Floor (2)	Ceiling (2)
Remaining 2018	840,000	$64.35	$68.94	1,266,000	$2.84	$3.08
2019	1,217,000	$59.77	$66.18	1,932,000	$2.75	$3.18
2020	726,000	$52.15	$56.92	1,536,000	$2.65	$2.70
2021	612,000	$48.49	$59.23	1,200,000	$2.66	$2.66
2022	528,000	$45.68	$60.83	1,080,000	$2.69	$2.69
2023	160,000	$40.00	$63.10	240,000	$2.64	$2.64
Total	4,083,000	$55.07	$63.25	7,254,000	$2.71	$2.88

(1)	The Company’s outstanding derivative positions include swaps totaling 1,721,000 Bbls and 5,550,000 Mcf, which are included in both the weighted average floor and ceiling value.
(2)	Oil contracts are indexed to West Texas Intermediate (“WTI”), Light Louisiana Sweet (“LLS”) or Brent. Natural gas contracts are indexed to Henry Hub or Houston Ship Channel.

Subsequent to 30 June 2018, the Company contracted an additional 180,000 Bbls, 860,000 Bbls and 540,000 Bbls for 2018, 2019 and 2020, respectively.  The contracted prices range from $55.00 to $68.23 per  Bbl.  In addition, the Company entered into propane derivative contracts covering 68,000 Bbls, 312,000 Bbls and 271,000 Bbls for 2018, 2019 and 2020, respectively.  The contracted prices range from $0.70 to $0.89 per Bbl.

Commitments

In conjunction with the Eagle Ford acquisition, the Company entered into new midstream contracts covering the gathering, processing, transport and marketing of production for the newly acquired properties.  The contracts contain commitments to deliver oil, natural gas and NGL volumes to meet minimum revenue commitments (“MRC”) of $81.7 million through 2022, a portion of which are secured by letters of credit and performance bonds.  Under the terms of the contract, if the Company fails to deliver the volumes to satisfy the MRC, it is required to pay a deficiency payment equal to the shortfall.  If the volumes and associated fees are in excess of the MRC in any year, the overage can be applied to reduce the commitment in the subsequent years.  Due to the timing of the acquisition, the Company’s 2018 development program is back-loaded in 2018.  As a result, the Company anticipates it may have a shortfall under the agreements of up to $2.7 million for 2018. The amount of the shortfall, if any, that may exist at 31 December 2018 will be highly dependent on the timing of well completions and the production results from new drilling.

Auditor’s Declaration

The auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 6 for the half‐year ended 30 June 2018 financial report.

Signed in accordance with a resolution of the Board of Directors.

Mike Hannell

Chairman

Adelaide

Dated this 13th day of September 2018

Deloitte Touche Tohmatsu A.C.N. 74 490 121 060

Grosvenor Place 225 George Street Sydney NSW 2000 PO Box N250 Grosvenor Place Sydney NSW 1217 Australia
DX 10307SSE Tel: +61 (0) 2 9322 7000 Fax: +61 (0) 2 9322 7001 www.deloitte.com.au

The Board of Directors

Sundance Energy Australia Limited

Ground Floor

28 Greenhill Road

Wayville, South Australia, 5034

13 September 2018

Dear Board Members,

Sundance Energy Australia Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Sundance Energy Australia Limited.

As lead audit partner for the review of the financial statements of Sundance Energy Australia Limited for the half-year ended 30 June 2018, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i)	the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
(ii)	any applicable code of professional conduct in relation to the review.

Yours sincerely,

DELOITTE TOUCHE TOHMATSU

Jason Thorne

Partner

Chartered Accountant

Liability limited by a scheme approved under Professional Standards Legislation

Member of Deloitte Touche Tohmatsu Limited

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

		2018	2017
For the six months ended June 30,	Note	US$’000	US$’000

Oil and natural gas revenue	3	$52,765	$44,460
Lease operating and workover expenses	4	(16,183)	(10,439)
Production taxes		(3,739)	(2,850)
General and administrative expense	5	(20,052)	(9,015)
Depreciation, depletion and amortisation expense		(27,214)	(28,415)
Impairment expense	6	(21,893)	(29)
Finance costs, net of amounts capitalized		(10,780)	(5,979)
Loss on debt extinguishment		(2,428)	—
Loss on sale of non-current assets		(18)	(1,278)
(Loss) gain on commodity derivative financial instruments	14	(23,180)	10,818
Gain on foreign currency derivative financial instruments	14	6,838	—
Other expense, net	7	(99)	(1,923)
Loss before income tax		(65,983)	(4,650)
Income tax expense	8	(7,610)	(1,094)
Loss attributable to owners of the Company		(73,593)	(5,744)
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations (no income tax effect)		259	(29)
Other comprehensive income (loss)		259	(29)
Total comprehensive loss attributable to owners of the Company		$(73,334)	$(5,773)

Loss per share		(cents)	(cents)
Basic earnings	9	(2.1)	(0.5)
Diluted earnings	9	(2.1)	(0.5)

The accompanying notes are an integral part of these consolidated financial statements

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

		30 June 2018	31 December 2017
	Note	US$’000	US$’000

CURRENT ASSETS
Cash and cash equivalents		$6,257	$5,761
Trade and other receivables		10,203	3,966
Derivative financial instruments	14	41	383
Income tax receivable		40	40
Other current assets		4,634	3,472
Assets held for sale	10	40,980	61,064
TOTAL CURRENT ASSETS		62,155	74,686

NON-CURRENT ASSETS
Development and production assets		536,202	338,796
Exploration and evaluation expenditure		83,282	34,979
Property and equipment		1,149	1,246
Income tax receivable, non-current		4,378	4,688
Derivative financial instruments	14	221	223
TOTAL NON-CURRENT ASSETS		625,232	379,932
TOTAL ASSETS		$687,387	$454,618

CURRENT LIABILITIES
Trade and other payables		$15,104	$9,051
Accrued expenses		38,791	39,051
Production prepayment	11	—	18,194
Derivative financial instruments	14	14,962	5,618
Provisions, current	12	949	1,158
Liabilities related to assets held for sale	10	980	1,064
TOTAL CURRENT LIABILITIES		70,786	74,136

NON-CURRENT LIABILITIES
Credit facilities, net of deferred financing fees	13	233,940	189,310
Restoration provision		15,634	7,567
Other provisions, non-current	12	761	2,158
Derivative financial instruments	14	13,326	3,728
Deferred tax liabilities	8	4,999	—
Other non-current liabilities		518	368
TOTAL NON-CURRENT LIABILITIES		269,178	203,131
TOTAL LIABILITIES		$339,964	$277,267
NET ASSETS		$347,423	$177,351

EQUITY
Issued capital	16	615,984	372,764
Share-based payments reserve		16,436	16,250
Foreign currency translation reserve		(875)	(1,134)
Accumulated deficit		(284,122)	(210,529)
TOTAL EQUITY		$347,423	$177,351

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

			Foreign
		Share-Based	Currency
	Issued	Payments	Translation	Accumulated
	Capital	Reserve	Reserve	Deficit	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 31 December 2016	$373,585	$14,174	$(1,842)	$(188,094)	$197,823
Loss attributable to owners of the Company	—	—	—	(5,744)	(5,744)
Other comprehensive loss for the year	—	—	(29)	—	(29)
Total comprehensive loss	—	—	(29)	(5,744)	(5,773)
Share based compensation value of services	—	1,060	—	—	1,060
Balance at 30 June 2017	$373,585	$15,234	$(1,871)	$(193,838)	$193,110
Balance at 31 December 2017	$372,764	$16,250	$(1,134)	$(210,529)	$177,351
Loss attributable to owners of the Company	—	—	—	(73,593)	(73,593)
Other comprehensive income for the year	—	—	259	—	259
Total comprehensive income (loss)	—	—	259	(73,593)	(73,334)
Shares issued in connection with private placement	253,517	—	—	—	253,517
Cost of capital, net of tax	(10,297)	—	—	—	(10,297)
Share based compensation value of services	—	186	—	—	186
Balance at 30 June 2018	$615,984	$16,436	$(875)	$(284,122)	$347,423

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		2018	2017
For the six months ended June 30,	Note	US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from sales		49,620	48,875
Payments to suppliers and employees		(27,922)	(17,919)
Payments of transaction-related costs		(13,282)	—
Settlements of restoration provision		(29)	—
Payments for commodity derivative settlements, net		(3,667)	(1,042)
Income taxes received, net		—	3,896
Federal witholding tax paid		(2,301)	—
Other operating activities		—	(238)
NET CASH PROVIDED BY OPERATING ACTIVITIES		2,419	33,572

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for development expenditure		(40,717)	(47,681)
Payments for exploration expenditure		(1,927)	(7,589)
Payments for acquisition of oil and gas properties		(220,132)	—
Sale of non-current assets		—	14,478
Payments for property and equipment		(79)	(399)
NET CASH USED IN INVESTING ACTIVITIES		(262,855)	(41,191)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of shares		253,517	—
Payments for costs of capital raisings		(10,260)	—
Borrowing costs paid, net of capitalized portion		(12,436)	(5,272)
Deferred financing fees capitalized		(16,724)	—
Receipts from foreign currency derivatives		6,849	—
Proceeds from borrowings		250,000	16,699
Repayments of borrowings		(210,194)	(16,949)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		260,752	(5,522)

Net increase (decrease) in cash held		316	(13,141)

Cash and cash equivalents at beginning of year		5,761	17,463
Effect of exchange rates on cash		180	(4)
CASH AND CASH EQUIVALENTS AT END OF PERIOD		6,257	4,318

The accompanying notes are an integral part of these consolidated financial statements

NOTE 1 — BASIS OF PREPARATION

The unaudited general purpose financial statements of Sundance Energy Australia Limited (“SEAL”) and its wholly owned subsidiaries, (collectively, the “Company”, “Consolidated Group” or “Group”), for the interim half‐year reporting period ended 30 June 2018 have been prepared in accordance with the Corporations Act 2001 and Australian Accounting Standards Board (“AASB”) 134 Interim Financial Reporting. These condensed consolidated financial statements comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at 31 December 2017 and any public announcements made by the Company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies and methods of computation that are discussed in Note 1 of the Company’s 31 December 2017 annual financial statements have been consistently applied to the half‐year reporting period ended 30 June 2018 unless otherwise stated. On 1 January  2018, the Company adopted AASB/IFRS 15 – Revenue from Contracts with Customers.  The objective of the new standard is to establish a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers.  The standard was required to be adopted using either the full retrospective approach, with all the prior periods presented adjusted, or the modified retrospective approach, with a cumulative adjustment to retained earnings on the opening balance sheet. The Company elected the modified retrospective approach.  The adoption did not have an impact on the Company’s net income or cash flows, and the Company did not record a cumulative-effect adjustment to retained earnings as a result.    Refer to Note 3 for further information on the Company’s implementation of this standard.

On 1 January 2018 the Company adopted AASB 9/IFRS 9, Financial Instruments, and the relevant amending standards.  The standard introduces new requirements for the classification, measurement, and derecognition of financial instruments, including new general hedge accounting requirements.  The adoption of the standard did not have a material impact on the Group’s consolidated financial statements.

The condensed consolidated financial statements and accompanying notes are presented in U.S. dollars and all values are rounded to the nearest thousand (US$’000), except where stated otherwise.

NOTE 2 — ACQUISITIONS

On 23 April 2018, the Company’s wholly owned subsidiary Sundance Energy, Inc. acquired from Pioneer Natural Resources USA, Inc., Reliance Industries and Newpek, LLC (collectively the “Sellers”) approximately 21,900 net acres in the Eagle Ford in McMullen, Live Oak, Atascosa and La Salle counties, Texas for a cash purchase price of $215.8 million, after the effective date to closing date adjustments of $5.8 million; $4.4 million of which is expected to be received in the second half of 2018.  The acquisition included varying working interests in 132 gross  (98.0 net) wells. The acquisition furthers the Company’s strategy of aggregating assets in the Eagle Ford.  The acquisition was funded with a portion of the proceeds from its capital raise in March and April 2018.

The following table reflects the provisional fair value of the assets acquired and the liabilities assumed as at the date of acquisition (in thousands):

Fair value of assets acquired:
Development and production assets	$179,558
Exploration and evaluation assets	43,642
Fair value of liabilities assumed:
Restoration provision	(7,435)
Net assets acquired	$215,765

Purchase price:
Total consideration paid	$220,132
Consideration adjustment receivable due from Sellers	(4,367)
Cash consideration	$215,765

The purchase price allocation for the Eagle Ford acquisition is provisional and is subject to further adjustments and certain post-closing adjustments with the seller.

Revenues of $5.3 million and net income, excluding general and administrative costs (which could not be practically estimated) and the impact of income taxes, of $1.9 million were generated from the acquired properties from 23 April 2018 through 30 June 2018. The Company incurred transaction costs totaling $13.7 million, of which $1.3 million was incurred in the second half of 2017.  These costs are included in general and administrative expenses on the condensed consolidated statement of loss.  The transaction costs included legal, accounting, valuation and other fees incurred to complete the acquisition.

If the acquisition had been completed as of 1 January 2018, the Company’s pro forma revenue and loss before income taxes for the six months ended 30 June 2018 would have been $64.6 million and $(61.2) million, respectively.  This pro forma financial information does not purport to represent what the actual results of operations would have been had the transactions been completed as of the date assumed, nor is this information necessarily indicative of future consolidated results of operations.

NOTE 3 – REVENUE

Adoption of IFRS 15

The Company adopted IFRS 15 effective 1 January 2018.  The standard was adopted using the modified retrospective approach which requires the Company to recognize in retained earnings at the date of adoption the cumulative effect of the application of IFRS 15 to all existing revenue contracts which were not substantially complete as of 1 January 2018.  The Company has elected the contract modification practical expedient which allows the Company to reflect the aggregate effect of all modifications prior to the date of adoption when applying the standard.  The implementation of the standard did not have an impact on the Company’s opening retained earnings, net income or cash flows.

Revenue from Contracts with Customers

The Company recognizes revenue from the sale of oil, natural gas and natural gas liquids (“NGL”s) in the period that the performance obligations are satisfied.  The Company’s performance obligations are primarily comprised of the delivery of oil, natural gas, or NGLs at a delivery point.  Each barrel of oil, MMBtu of natural gas, or other unit of measure is separately identifiable and represents a distinct performance obligation to which the transaction price is allocated.  Performance obligations are satisfied at a point in time once control of the product has been transferred to the customer through monthly delivery of oil, natural gas and NGLs.  Under certain of the Company’s marketing arrangements, the Company maintains control of the product during gathering, processing, and transportation, and these costs are recorded as lease operating expenses on the condensed consolidated statement of profit and loss.  Such fees that are incurred after control of the product has transferred are recorded as a reduction to the transaction price.

The Company’s contracts with customers typically require payment for oil, natural gas and NGL sales within one to two months following the calendar month of delivery.  The sales of oil, natural gas and NGLs typically include variable consideration that is based on pricing tied to local indices adjusted for fees and differentials and the quantity of volumes delivered. At the end of each month when the performance obligation is satisfied, the variable consideration can be reasonably estimated based on published commodity price indexes and metered production volumes, and amounts due from customers are accrued in trade and other receivables on the condensed consolidated balance sheets.  At 30 June 2018, the Company’s receivables from contracts with customers totaled $3.9 million.  Variances between the Company’s estimated revenue and actual payments are recorded in the month of payment.  These variances have not historically been material.

Disaggregation of Revenue

Below the Company has presented disaggregated revenue by product type.

	2018	2017
Six months ended 30 June	US$’000	US$’000
Oil revenue	42,986	37,505
Natural gas revenue	5,217	4,152
Natural gas liquid ("NGL") revenue	4,562	2,803
Total revenue	52,765	44,460

Of the revenue recognized during the six months ended 30 June 2018, $1.7 million was not deemed to be revenue from contracts with customers.

NOTE 4 — LEASE OPERATING EXPENSES

	2018	2017
Six months ended 30 June	US$’000	US$’000
Lease operating expense	(12,826)	(7,535)
Workover expense	(2,517)	(2,904)
Hydrocarbon gathering, handling and other transportation expenses	(840)	—
Total lease operating and workover expenses	(16,183)	(10,439)

NOTE 5 — GENERAL AND ADMINISTRATIVE EXPENSES

	2018	2017
Six months ended 30 June	US$’000	US$’000
Employee benefits expense, including salaries and wages, net of capitalised overhead	(3,785)	(2,031)
Share-based payments expense (1)	(186)	(1,060)
Transaction related expense (2)	(12,377)	(432)
Other administrative expense	(3,704)	(5,492)
Total general and administrative expenses	(20,052)	(9,015)

(1)	Share based payment expense includes expense associated with restricted share units and deferred cash awards. See Note 17.
(2)	The 2018 amount relates to costs incurred in conjunction with its Eagle Ford acquisition. See Note 2.

NOTE 6 — IMPAIRMENT OF ASSETS

Non-current oil and gas assets

At 30 June 2018, the Group reassessed the carrying amount of its non‐current Eagle Ford assets for indicators of impairment or whether there was any indication that an impairment loss may no longer exist or may have decreased in accordance with the Group’s accounting policy.  As at 30 June 2018, the Company determined there was no indication of impairment or impairment reversal for its Eagle Ford oil and gas assets.

Dimmit County Assets Held For Sale

In accordance with IFRS 5, assets held for sale are to be measured at the lower of fair value less cost to sell (“FVLCS”) or the carrying value of the assets. To estimate FVLCS of the Dimmit County disposal group at 30 June 2018, the Group utilized both the income approach (Level 3 on fair value hierarchy) based on the estimated discounted future cash flows from the producing property and related undeveloped properties, and the market approach, which took into account market multiples derived from comparable market transactions of similar assets and information from a third-party broker (Level 2 on fair value hierarchy).  The Company calculated a weighted average of the approaches based upon management’s assessed likelihood of the outcomes.

The income approach model took into account current forward prices of oil and natural gas and various discount rates and risk adjustment factors.  The post-tax discount rates that have been applied to the Dimmit County disposal group were 9.0%, 20.0% and 25.0% for proved developed producing, proved undeveloped, and probable undeveloped properties, respectively. The Company applied further risk adjustment factors of 40% and 60% for proved and probable undeveloped properties, respectively.  The Company’s estimate used published futures pricing.

Both models included an estimate of costs that would be paid to the external broker marketing the assets.

The Company estimated that the FVLCS as at 30 June 2018 was $41 million, which resulted in an impairment expense of $21.2 million.  Depletion is not recorded for the disposal group when classified for sale.  Any further adverse changes in any of the key assumptions may result in future impairments or a loss on sale at the time of disposition if and when the disposal group is sold.

Cooper Basin

The Company recorded impairment expense of $0.7 million during the six months ended 30 June 2018 for additional costs incurred by the operator and billed to the Company (net to its interest) at the Cooper Basin during the period.  The Company continues to carry the asset value at nil value.  Impairment totaled $29 thousand during the six months ended 30 June 2017.

NOTE 7 — OTHER EXPENSE, NET

	2018	2017
Six months ended 30 June	US$’000	US$’000
Litigation settlements, net	(103)	(988)
Deposit written off due to uncertain collectability	—	(605)
Other	4	(330)
Total other expense, net	(99)	(1,923)

(1)

Litigation settlements, net recorded during the six month ended 30 June 2017 included an accrual for $1.0 million related to the Company’s 2013 sale of its non-operated North Dakota properties.  In August 2015, the Buyer of the Company’s North Dakota properties filed a lawsuit against the Company seeking payment for costs not included by the Buyer in the final post-closing settlement.  In August 2017, a jury ruled in favor of the Buyer.  The Company is currently appealing the decision, but has established a liability for such damages.

NOTE 8 – INCOME TAX EXPENSE

During the six months ended 30 June 2018 the Company recognized income tax expense of $7.6 million on a pre-tax loss of $66.0 million, representing (12)% of pre-tax loss.  Tax expense consists of $2.6 million in current tax expense and $5.0 million of deferred tax expense.  Tax expense differs from the prima facie tax expense at the Group’s statutory income tax rate of 30% due primarily to: $16.7 million de-recognition of deferred tax assets due to the IRC §382 change of ownership; $2.5 million of unrecognized tax benefit from current period losses; $5.8 million of tax expense related to US tax rates; and $2.3 million of withholding tax on U.S. source interest income.

As a result of the IRC §382 change of ownership, the Company’s use of pre-change losses will be limited to approximately $38.8 million.  Accordingly, the Company derecognized $16.7 million of existing deferred tax assets and reported a net deferred tax liability of $5.0 million at 30 June 2018.

NOTE 9 — EARNINGS (LOSS) PER SHARE (“EPS”)

	2018	2017
Six months ended 30 June	US$’000	US$’000
Loss for periods used to calculate basic and diluted EPS	(73,593)	(5,744)
Earnings per share (cents)	(2.1)	(0.5)

	Number	Number
	of shares	of shares
a) -Weighted average number of ordinary shares outstanding during the period used in calculation of basic EPS	3,573,069,679	1,250,949,446
b) -Incremental shares related to options and restricted share units(1)	—	—
c) -Weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS	3,573,069,679	1,250,949,446

(1)

Incremental shares related to restricted share units were excluded from 30 June 2018 and 2017 weighted average number of ordinary shares outstanding during the period used in calculation of diluted EPS as the outstanding shares would be anti-dilutive to the loss per share calculation for the period then ended.

NOTE 10 — ASSETS HELD FOR SALE

The condensed consolidated statement of financial position includes assets and liabilities held for sale, comprised of the following:

	30 June 2018	31 December 2017
	US$’000	US$’000

Eagle Ford - Dimmit County oil and gas assets	40,980	61,064
Total assets held for sale	40,980	61,064

Restoration provision associated with assets held for sale	980	1,064
	980	1,064

In June 2017, the Company committed to a plan to sell its assets located in Dimmit County, Texas.  It shifted its marketing strategy in the second quarter of 2018 from an internal process to utilizing a third-party broker.  The assets to be sold include developed and production assets and exploration and evaluation expenditures.  Sale of the Dimmit assets will provide additional capital for further development of the Company’s core assets in McMullen, Atascosa and Live Oak counties.

The Company wrote-down the carrying value of the Dimmit disposal group during the six months ended 30 June 2018.  Depletion is not recorded for the disposal group when classified for sale. See Note 6 for additional information.

NOTE 11 — PRODUCTION PREPAYMENT

On 31 July 2017, the Company entered into an agreement with the Company’s oil purchaser, to provide a revenue advance to the Company of $30 million to be repaid through delivery of the Company’s oil production through full repayment of the $30 million.  The advance bore interest with a rate of 10% per annum.  The Company repaid the outstanding balance in full in April 2018.

NOTE 12 — OTHER PROVISIONS

30 June 2018
US$’000
Balance at the beginning of the period	3,316
Changes in estimates	(1,031)
Settlements	(612)
Unwinding of discount	37
Balance at end of period (1)	1,710

 (1)As at 30 June 2018 $0.9 million was classified as current.

In 2016 the Company entered into an agreement with Schlumberger Limited (“Schlumberger”) to re‐fracture five Eagle Ford wells. Under the terms of the agreement, Schlumberger will be paid for the services, plus a premium (if applicable), from the incremental production generated by the re‐fractured wells above the forecasted base production prior to the re‐fracture work. The term of the agreement is five years, expiring in 2021. The estimate of the payout amount requires judgements regarding future production, pricing, operating costs and discount rates.

NOTE 13 — CREDIT FACILITIES

	30 June 2018	31 December 2017
	US$'000	US$'000
Revolving Facility - Natixis (due October 2022)	—	—
Term Loan - Morgan Stanley (due April 2023)	250,000	—
Revolving facility - Morgan Stanley (due May 2020)	—	67,000
Term loan - Morgan Stanley (due October 2020)	—	125,000
Total credit facilities	250,000	192,000
Deferred financing fees, net of accumulated amortisation	(16,060)	(2,690)
Total credit facilities, net of deferred financing fees	233,940	189,310

On 23 April 2018, contemporaneous with the closing of its Eagle Ford acquisition, the Company entered into a  $250.0 million syndicated second lien term loan with Morgan Stanley Energy Capital, as administrative agent, (the “Term Loan”), and a syndicated revolver with Natixis, New York Branch, as administrative agent, (the “Revolving Facility”), with initial availability of $87.5 million ($250.0 million face).  The proceeds of the refinanced debt facilities were used to retire the Company’s previous credit facilities of $192.0 million, repay the remaining outstanding production prepayment of $11.8 million and pay deferred financing fees of $16.7 million, with the balance being used for the Company’s working capital needs at the time of closing.

The Revolving Facility and Term Loan are secured by certain of the Company’s oil and gas properties.  The Revolving Facility is subject to a borrowing base, which is redetermined at least semi-annually; the next of such redeterminations will occur in the fourth quarter of 2018.  The Revolving Facility has a 4 1/2 year term (matures in October 2022) and the Term Loan has a five year term (matures in April 2023).  If upon any downward adjustment of the borrowing base, the outstanding borrowings are in excess of the revised borrowing base, the Company may have to repay its indebtedness in excess of the borrowing base immediately, or in five monthly installments.

Interest on the Revolving Facility accrues at a rate equal to LIBOR, plus a margin ranging from 2.5% to 3.5% depending on the level of funds borrowed. Interest on the Term Loan accrues at a rate equal to the greater of (i) LIBOR plus 8% or (ii) 9%.

The Company is required under our credit agreement to maintain the following financial ratios:

•

a minimum current ratio, consisting of consolidated current assets including undrawn borrowing capacity to consolidated current liabilities, of not less than 1.0 to 1.0 as of the last day of any fiscal quarter;

•

a maximum leverage ratio, consisting of consolidated Revolving Facility Debt to adjusted consolidated EBITDAX (as defined in the Revolving Facility), of not greater than 4.0 to 1.0 as of the last day of any fiscal quarter;

•

a minimum interest coverage ratio, consisting of EBITDAX to Consolidated Interest Expense (as defined in the Revolving Facility), of not less than 2.0 to 1.0 as of the last day of any fiscal quarter; and

•	An asset coverage ratio, consisting of Total Proved PV9% to Total Debt (as defined in the Term Loan agreement), of not less than 1.50 to 1.0.

As at 30 June 2018, the Company was in compliance with all restrictive financial and other covenants under the Term Loan and Revolving Facility.

The Company had letters of credit of $12.0 million outstanding on the Revolving Facility and $75.5 million of available borrowing capacity at 30 June 2018.  Subsequent to 30 June 2018, the Company drew $20.0 million on the Revolving Facility.

NOTE 14 — DERIVATIVE FINANCIAL INSTRUMENTS

	30 June 2018	31 December 2017
	US$’000	US$’000
FINANCIAL ASSETS:
Current
Derivative financial instruments — commodity contracts	41	383
Non-current
Derivative financial instruments — commodity contracts	221	223
Total financial assets	262	606

FINANCIAL LIABILITIES:
Current
Derivative financial instruments — commodity contracts	14,962	5,618
Derivative financial instruments — interest rate swaps	191	—
Non-current
Derivative financial instruments — commodity contracts	13,326	3,728
Derivative financial instruments — interest rate swaps	243	—
Total financial liabilities	28,722	9,346

In March 2018, the Company entered into short-term foreign currency derivative instruments to lock in the exchange rate for A$284 million.  The instruments were designed to protect the funds generated in its equity raise from currency fluctuations during the period between launch of the equity raise and receipt of funds.  The Company realized a gain of $6.8 million on the foreign currency derivative instruments during the six months ended 30 June 2018, which has been recognized in the condensed consolidated statement of loss and other comprehensive loss within gain on foreign currency derivative financial instruments.  There were no foreign currency derivative contracts outstanding at 30 June 2018.

The Company incurred a loss of $23.2 million related to its commodity derivative financial instruments during the six months ended 30 June 2018, consisting of a $19.3 million unrealised loss resulting from the change in fair value of the commodity derivative financial instruments, plus a $3.9 million realised loss from the settlement of commodity derivative contracts. The commodity derivative activity has been recognised in the condensed consolidated statement of loss and other comprehensive loss within gain (loss) on derivative financial instruments, net.

Realised and unrealised losses on the Company’s interest rate swap of nil and $0.4 million for the six months ended 30 June 2018, respectively, were recognized in the condensed consolidated statement of loss and other comprehensive loss  within finance costs, net of amounts capitalized.

NOTE 15 — FAIR VALUE MEASUREMENT

The following table presents financial assets and liabilities measured at fair value in the condensed consolidated statement of financial position in accordance with the fair value hierarchy. This hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair value of the financial assets and liabilities. The fair value hierarchy has the following levels:

Level 1:        quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:        inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:        inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The financial assets and liabilities measured at fair value in the condensed consolidated statement of financial position are grouped into the fair value hierarchy as follows:

Consolidated 30 June 2018
(US$’000)	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative commodity contracts	—	262	—	262
Liabilities measured at fair value
Derivative commodity contracts	—	(28,288)	—	(28,288)
Derivative interest rate swaps	—	(434)	—	(434)
Net fair value	—	(28,460)	—	(28,460)

Consolidated 31 December 2017
(US$’000)	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Derivative commodity contracts	—	606	—	606
Liabilities measured at fair value
Derivative commodity contracts	—	(9,346)	—	(9,346)
Net fair value	—	(8,740)	—	(8,740)

During the six months ended 30 June 2018 and 2017, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfer into or out of Level 3 fair value measurements.

Measurement of Fair Value

a)	Derivatives

The Company’s derivative instruments consist of commodity contracts (primarily swaps and collars) and interest rate swaps.  The Company utilises present value techniques and option-pricing models for valuing its derivatives. Inputs to these valuation techniques include published forward prices, volatilities, and credit risk considerations, including the incorporation of published interest rates and credit spreads. All of the significant inputs are observable, either directly or indirectly; therefore, the Company’s derivative instruments are included within the Level 2 fair value hierarchy.

b)           Credit Facilities

As at 30 June 2018, the Company had $250 million outstanding under its Term Loan, which approximates its fair value as its variable interest rate is tied to current market rates and the applicable margin of 8% approximates market rates.

c)           Other Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short-term nature.

NOTE 16 — ISSUED CAPITAL

Total ordinary shares issued and outstanding at each period end are fully paid.

Number of Shares
a) Ordinary Shares
Total shares issued and outstanding at 31 December 2017	1,253,249,528
Shares issued during the year	5,614,447,268
Total shares issued and outstanding at 30 June 2018	6,867,696,796

Ordinary shares participate in dividends and the proceeds on winding up of the Parent Company in proportion to the number of shares held. At shareholders’ meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

2018
Six months ended 30 June	US$’000
b) Issued Capital
Beginning of the period	372,764
Shares issued in connection with:
Shares issued in conjunction with private placement	253,517
Total shares issued during the period	253,517
Cost of capital raising during the period	(10,297)
Closing balance at end of period	615,984

The Company completed a private placement of 5,614.4 million ordinary shares to professional and sophisticated investors for net proceeds of $243.2 million.

NOTE 17 — SHARE BASED PAYMENTS

The Company recognized share based compensation expense of $0.2 million and $0.9 million during the six month ended 30 June 2018 and 2017, respectively, comprised of RSUs (equity-settled) and deferred cash awards (cash-settled).

Restricted Share Units

This information is summarised for the Group for the six months ended 30 June 2018 below:

		Weighted Average Fair
	Number	Value at Measurement
	of RSUs	Date A$
Outstanding at 31 December 2017	33,803,361	0.22
Issued or Issuable	—	—
Converted to ordinary shares	(6,541,167)	0.49
Forfeited	(6,198,071)	0.27
Outstanding at 30 June 2018	21,064,123	0.12

Deferred Cash Awards

Under the deferred cash plan, awards vest between 0%‑300%, through appreciation in the price of Sundance’s ordinary shares over a one to three year period.  The expense recorded for the deferred cash awards was not material for the six months ended 30 June 2018 and 2017.

Amount
of Deferred
Cash Awards
Outstanding at 31 December 2017	2,302,645
Granted	—
Vested and paid in cash	—
Forfeited	(469,801)
Outstanding at 30 June 2018	1,832,844

NOTE 18 — OPERATING SEGMENTS

The Company’s strategic focus is the exploration, development and production of large, repeatable onshore resource plays in North America. All of the Company’s operations and assets are located in the Eagle Ford area of south Texas.  The operational characteristics, challenges and economic characteristics are consistent throughout the area in which the Company operates. As such, Management has determined, based upon the reports reviewed and used to make strategic decisions by the Chief Operating Decision Maker (“CODM”), whom is the Company’s Managing Director and Chief Executive Officer, that the Company has one reportable segment being oil and natural gas exploration and production in North America. For the six months ended 30 June 2018 and 2017, all condensed consolidated statement of profit or loss and other comprehensive income activity was attributed to its reportable segment with the exception of $0.7 million and $29 thousand of pre-tax impairment expense, which related to the impairment of the Company’s Cooper Basin assets in Australia, respectively.

NOTE 19 — EXPENDITURE COMMITMENTS

In conjunction with the Eagle Ford acquisition, the Company entered into new midstream contracts with a large pipeline company and production purchaser to provide gathering, processing, transport and marketing of production for the newly acquired properties.  The contracts contain commitments to deliver oil, natural gas and NGL volumes to meet minimum revenue commitments (“MRC”), a portion of which are secured by letters of credit and performance bonds.

	Remaining 2018	2019	2020	2021	2022	Total
30 June 2018 (US$'000)
Hydrocarbon handling and gathering agreement	5,481	10,133	14,449	14,232	6,852	51,147
Crude oil and condensate marketing agreements	2,021	3,075	4,706	7,565	4,381	21,748
Gas processing agreement	1,247	1,993	2,020	-	-	5,260
Gas transportation agreements	128	588	595	-	-	1,311
Total minimum revenue commitment	8,877	15,789	21,770	21,797	11,233	79,466

Under the terms of the contract, if the Company fails to deliver the volumes to satisfy the MRC under any of the contracts, it is required to pay a deficiency payment equal to the shortfall.  If the volumes and associated fees are in excess of the MRC in any year, the overage can be applied to reduce the commitment in the subsequent years.  Due to the timing of the acquisition, the Company’s 2018 development program is back-loaded in 2018.  As a result, the Company anticipates it may have a shortfall under the agreements of up to $2.7 million for 2018. The amount of the shortfall, if any, that may exist at 31 December 2018 will be highly dependent on the timing of well completions and the production results from new drilling.

NOTE 20 — CONTINGENT ASSETS AND LIABILITIES

The Company is involved in various legal proceedings in the ordinary course of business.  The Company recognises a contingent liability when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. While the outcome of these lawsuits and claims cannot be predicted with certainty, it is the opinion of the Company’s management that as at the date of this report, it is not probable that these claims and litigation involving the Company will have a material adverse impact on the Company. Accordingly, no material amounts for loss contingencies associated with litigation, claims or assessments have been accrued at 30 June 2018.  At the date of signing this report, the Group is not aware of any other contingent assets or liabilities that should be recognized or disclosed in accordance with AASB 137/IAS 37 — Provisions, Contingent Liabilities and Contingent Assets, other than described in Note 19.

DIRECTORS’ DECLARATION

In accordance with a  resolution of the directors of Sundance Energy Australia Limited, I  state that:

In the opinion of the directors:

1.	The financial statements and notes of Sundance Energy Australia Limited for the half‐year ended 30 June 2018 are in accordance with the Corporations Act 2001, and:

a) give a true and fair view of the consolidated entity’s financial position as at 30 June 2018 and of its performance for the half‐year ended on that date, and;

b) comply with Australian Accounting Standards and the Corporations Regulations 2001 and other mandatory professional reporting requirements, as discussed in Note 1.

2.	There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board of Directors.

Mike Hannell

Chairman

Adelaide

Dated this 13th day of September 2018

CORPORATE DIRECTORY

Directors

Michael D. Hannell  – Chairman

Eric P. McCrady - Managing Director & CEO

Damien Hannes – Non-Executive Director

Neville W. Martin – Non–Executive Director

Weldon Holcombe – Non-Executive Director

Company Secretary

Damien Connor

Registered Office

28 Greenhill Road,

Wayville. SA 5034

Ph. 08 8360 0388

Fax 08 8132 0766

Corporate Headquarters

Sundance Energy Inc

633 17th Street, Suite 1950 Denver,  CO 80202 USA

Ph.  +1(303) 543-5700

Fax +1(303) 543-5701

Share Registry

Computershare Investor Services Pty Ltd

Level 5, 115 Grenfell Street

Adelaide SA 5000

Australia

Auditors

Deloitte Touche Tohmatsu

Grosvenor Place

225 George Street

Sydney NSW 2000

Australia

Australian Legal Advisors

Baker & McKenzie Level 27, AMP Centre

50 Bridge Street

Sydney, NSW 2000

Australia

Bankers

National Australia Bank Limited (Treasury Services) – Australia

Natixis, New York Branch (Debt Services – Revolver) – United States

Morgan Stanley Energy Capital Inc. (Debt Services – Term Loan) –  United States

Bank of America Merrill Lynch (Treasury Services) – United States

Australian Securities Exchange

The Company is listed on the Australian Securities Exchange (ASX) and NASDAQ

ASX: SEA

NASDAQ:  SNDE